Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-276169

Issuer Free Writing Prospectus, dated February 22, 2024

Supplementing the Preliminary Prospectus Supplement dated

February 22, 2024 (To Prospectus dated December 20, 2023)

$300,000,000 5.750% Senior Notes due 2034

Pricing Term Sheet

February 22, 2024

Issuer:	Whirlpool Corporation

Expected Ratings:*	Baa2 / BBB / BBB (Stable/Negative/Negative) (Moody’s/S&P/Fitch)

Trade Date:	February 22, 2024

Settlement Date:**	February 27, 2024 (T+3)

Joint Book-Running Managers:	BNP Paribas Securities Corp. ING Financial Markets LLC Mizuho Securities USA LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. SG Americas Securities, LLC

Co-Manager:	Loop Capital Markets LLC

Title:	5.750% Senior Notes due 2034

Principal Amount:	$300,000,000

Maturity Date:	March 1, 2034

Coupon (Interest Rate):	5.750%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2024 (long first coupon)

Benchmark Treasury:	UST 4.000% due February 15, 2034

Benchmark Treasury Price / Yield:	97-11+ / 4.329%

Spread to Benchmark Treasury:	+145 bps

Yield to Maturity:	5.779%

Price to Public:	99.781% of the principal amount

Make-Whole Call:	Prior to December 1, 2033 (three months prior to the maturity date of the notes), at a discount rate equal to the Treasury Rate (as defined in the preliminary prospectus supplement dated February 22, 2024) plus 25 basis points

Par Call:	On and after December 1, 2033

Change of Control Offer to Purchase:	If Whirlpool experiences a Change of Control Repurchase Event (as defined in the preliminary prospectus supplement dated February 22, 2024), it will be required, unless it has exercised the right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

CUSIP:	963320 BC9

ISIN:	US963320BC98

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day prior to the settlement date will be required, because the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes prior to the second business day prior to the settlement date, you should consult your own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1 (800) 854-5674, ING Financial Markets LLC at 1 (877) 446-4930, Mizuho Securities USA LLC toll-free at 1 (866) 271-7403, Scotia Capital (USA) Inc. toll-free at (800) 372-3930, SMBC Nikko Securities America, Inc. at 1 (888) 868-6856 or SG Americas Securities, LLC at 1 (855) 881-2108.